Filed Pursuant to Rule 253(g)(2)

File No. 024-10713

MOGULREIT II, INC.

SUPPLEMENT NO. 12 DATED JULY 17, 2020

TO THE OFFERING CIRCULAR DATED OCTOBER 17, 2019

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we,” “our,” “us” or the “Company”), dated October 17, 2019, as filed by us with the Securities and Exchange Commission on October 17, 2019 (the “Offering Circular”), as supplemented by the supplements dated October 29, 2019, December 6, 2019, December 16, 2019, December 30, 2019, January 31, 2020, March 31, 2020, April 30, 2020, May 8, 2020, May 20, 2020, June 30, 2020 and July 1, 2020. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update our share repurchase program.

Share Repurchase Program

The following information supplements the sections of our Offering Circular captioned “Offering Summary – Share Repurchase Program,” “Questions and Answers About This Offering – What amount will you pay for shares of common stock repurchased pursuant to the share repurchase program?,” “Description of Our Common Stock – Quarterly Share Repurchase Program” and all similar discussions appearing throughout our Offering Circular:

If, as a result of a request for repurchase, a stockholder will own shares having a value of less than $1,000 (based on our most-recently published offering price per share), we reserve the right to repurchase all of the shares owned by such stockholder.